SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

44891N 109

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person BARRY DILLER

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,994,997; see Item 5

	9	Sole Dispositive Power 7,268,485; see Item 5

	10	Shared Dispositive Power 1,711; see Item 5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,270,196; see Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13

Percent of Class Represented by Amount in Row (11)
8.1%

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock on a one-for-one basis and the exercise of stock options to purchase 1,300,000 shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 41.9% of the total number of votes of all classes of common stock of the Company, based on (i) 5,789,499 shares of Class B Common Stock and 79,549,631 shares of Common Stock outstanding as of October 30, 2020 and (ii) 3,000,000 shares of restricted Common Stock to be issued to Joseph M. Levin. See Item 5.

14	Type of Reporting Person (See Instructions) IN

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Company”).  The Report on Schedule 13D, originally filed with the Commission by Mr. Diller on July 9, 2020 (the “Diller Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A constitutes Amendment No. 1 to the Diller Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

(a)  Except as otherwise described below with respect to an agreement relating to the election of Joseph M. Levin, IAC’s Chief Executive Officer, as a director of IAC and certain other matters as of the date of this Report, Mr. Diller beneficially owns: (i) 42,275 shares of Common Stock and 1,651,011 shares of Common Stock underlying shares of Class B common stock, par value $0.001 per share, of the Company (“Class B Common Stock”) held directly and/or through The Arrow 1999 Trust, dated September 16, 1999, as amended (the “Arrow Trust”), over which Mr. Diller has sole investment and voting power, (ii) 136,711 shares of Common Stock and 3,692,435 shares of Common Stock underlying Class B Common Stock held by trusts for the benefit of certain members of Mr. Diller’s family (the “Descendants Trusts”) and over which Mr. Diller has sole investment power and Diane von Furstenberg, Mr. Diller’s spouse, has sole voting power, (iii) 1,300,000 shares of Common Stock underlying vested IAC stock options, over which Mr. Diller has sole investment and voting power, (iv) 446,053 shares of Common Stock underlying Class B Common Stock held by a trust for the benefit of certain of Mr. Diller’s family members (the “TALT Trust” and, together with the Descendants Trusts and the Arrow Trust, the “Trusts”), over which Mr. Diller’s stepson, Alexander von Furstenberg, has sole investment and voting power, and over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. von Furstenberg as investment advisor; provided, however, that Mr. Diller may not act as the replacement investment advisor with respect to voting control over such securities, and (v) 1,711 shares of Common Stock held by a family foundation, as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership.

As more fully described in Item 6 below, on November 5, 2020, Mr. Diller and the trustees of the Trusts entered into a voting agreement governing the voting of the shares of Common Stock and Class B Common Stock described immediately above on certain matters. As a result of such agreement, Joseph M. Levin, IAC’s Chief Executive Officer, may be deemed to share voting power over such shares of Common Stock and Class B Common Stock.

Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Mr. Diller into Common Stock and the exercise of stock options to purchase 1,300,000 shares of Common Stock (even if out-of-the-money), Mr. Diller would beneficially own approximately 8.1% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company (including shares underlying vested stock options or stock options vesting within 60 days, even if out-of-the-money) representing approximately 41.9% of the total number of votes of all classes of common stock of the Company; provided, however, that as described herein, Mr. Diller has sole investment power and Mr. Diller has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6) over all shares of IAC capital stock held by Mr. Diller directly or through the Arrow Trust (which represents approximately 12.6% of the total number of votes of all classes of common stock of the Company assuming the exercise of Mr. Diller’s stock options), Mr. Diller has sole investment power and Ms. von Furstenberg has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6) over all shares of IAC capital stock held in the Descendants Trusts (which represents approximately 26.4% of the total number of votes of all classes of common stock of the Company) and Mr. von Furstenberg has sole investment power and Mr. von Furstenberg has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6) over shares of Class B Common Stock held by the TALT Trust (which represents approximately 3.2% of the total number of votes of all classes of common stock of the Company).  Mr. Diller disclaims any voting and/or investment power that may be attributable to him solely through his spousal relationship with Ms. von Furstenberg. All percentage ownership information in this paragraph is based on: (i) 5,789,499 shares of Class B Common Stock and 79,549,631 shares of Common Stock outstanding as of October 30, 2020 and (ii) 3,000,000 shares of restricted Common Stock to be issued to Joseph M. Levin.

By virtue of the Voting Agreement described in Item 6 below, Mr. Diller and the Trusts may be deemed to be members of a “group” for purposes of Section 13(d) of the Exchange Act, with Mr. Levin.  This filing shall not be deemed an admission that Mr. Diller, the Trusts and Mr. Levin constitute a “group” for purposes of Section 13(d) of the Exchange Act and Mr. Diller expressly disclaims membership in any such group. Mr. Levin is separately filing a Schedule 13D to report his beneficial ownership of shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

Voting Agreement

On November 5, 2020, Mr. Diller and the trustees of the Trusts (collectively, the “Diller Parties”) entered into a Voting Agreement with Mr. Levin, IAC’s Chief Executive Officer (the “Voting Agreement”), providing for the following:

Board Election. The Diller Parties agreed to vote all shares of Common Stock and Class B Common Stock held by them in favor of Mr. Levin’s election to the IAC board of directors at each meeting of IAC stockholders at which Mr. Levin stands for election.

Contingent Matters. Prior to the vote being taken on specified Contingent Matters (as defined below) submitted for the approval of IAC’s stockholders, Mr. Diller (or following Mr. Diller’s death or disability or Mr. Diller ceasing to serve as a director or executive officer of IAC, Alexander von Furstenberg or his successor), in consultation with the other Diller Parties, and Mr. Levin will seek agreement on how to vote the shares of Common Stock and Class B Common Stock held by the Diller Parties. If an agreement is not reached to support the proposal, the Diller Parties will vote all shares of Common Stock and Class B Common Stock held by them against the proposal. The “Contingent Matters” subject to the above-described provisions include: (i) a material acquisition or disposition of any assets or business by IAC or its subsidiaries, (ii) the entry into a material new line of business and (iii) the spin-off or split off to IAC stockholders of (or similar transaction involving) a material business of the Company (excluding Vimeo, Inc.).

Right of First Discussion. If any of the Diller Parties determines to sell shares of Class B Common Stock to a person other than a Permitted Holder (as defined in the IAC/InterActiveCorp 2018 Stock and Annual Incentive Plan), they will discuss selling the shares to Mr. Levin before selling to another party.

Termination. The Voting Agreement will automatically terminate upon a Change-in-Control of IAC (as defined in the Restricted Stock Agreement between Mr. Levin and the Company dated November 5, 2020) or the termination of Mr. Levin’s employment with IAC.

The above summary is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The information contained in Item 7 of the Diller Schedule 13D is hereby amended to read in its entirety as follows:

Exhibit No.	Description
1.	Amended and Restated Governance Agreement, dated as of August 9, 2005, among IAC (as assignee of Match Group, Inc., previously named IAC/InterActiveCorp (“Old IAC”)), Liberty Media Corporation and Barry Diller.*

2.	Letter Agreement, dated as of December 1, 2010, by and among IAC (as assignee of Old IAC), Liberty Media Corporation, Liberty USA Holdings, LLC and Barry Diller.*

3.	Letter Agreement, dated as of December 1, 2010, by and between IAC (as assignee of Old IAC) and Barry Diller.*

4.	Voting Agreement, dated as of November 5, 2020, by and among Barry Diller, The Arrow 1999 Trust, dated September 16, 1999, as amended, The AVF Trust U/A/D February 17, 2016, The TVF Trust U/A/D February 17, 2016, The TALT Trust U/A/D February 17, 2016, and Joseph M. Levin (filed as Exhibit 99.1 to IAC/InterActiveCorp’s Current Report on Form 8-K filed with the Commission on November 6, 2020, and incorporated herein by reference).
* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2020

/s/ Barry Diller
Barry Diller